Conexant Spinco, Inc.
                            4000 MacArthur Boulevard
                         Newport Beach, California 92660


March 26, 2001

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

               Re:  Conexant Spinco, Inc.
                    CIK:  0001127946
                    Form Type:  S-1
                    File Number:  333-49720
                    -----------------------

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended (the "Securities Act"), Conexant Spinco, Inc. (the "Company") hereby respectfully requests the withdrawal of the above-referenced Registration Statement on Form S-1, together with all exhibits thereto (the "Registration Statement"), effective as of the date hereof. The Registration Statement was filed with the Securities and Exchange Commission (the "Commission") on November 13, 2000. Pursuant to the Registration Statement, the Company proposed to register shares of Class A common stock, par value $.01 per share, of the Company (including the associated Preferred Share Purchase Rights) (the "Common Stock") for offer and sale to the public in an initial public offering.

The Registration Statement is being withdrawn due to the currently unfavorable conditions in the equity capital markets and the determination by the Company's Board of Directors to proceed with the business separation contemplated by the Registration Statement through an alternative transaction structure. There has been no circulation of a preliminary prospectus in connection with the proposed offering, the Registration Statement has not been declared effective by the Commission and no shares of Common Stock have been sold pursuant to the Registration Statement.

The Company understands that the application for withdrawal of the Registration Statement will be deemed granted at the time the application is filed unless, within 15 calendar days after the application is filed, the Commission notifies the Company that the application for withdrawal will not be granted.

The Company also requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company's account with the Commission for future use.

If you have any questions regarding this request for withdrawal, please contact Peter R. Kolyer (212-408-5564) or Sey-Hyo Lee (212-408-5122) of Chadbourne & Parke LLP, counsel for the Company.

Very truly yours,

CONEXANT SPINCO, INC.


By:   /s/ Balakrishnan S. Iyer
      ------------------------------
      Balakrishnan S. Iyer
      Senior Vice President
      and Chief Financial Officer


VIA FACSIMILE AND EDGAR
-----------------------

cc: Peggy A. Fisher, Esq., Securities and Exchange Commission Geoff Edwards, Esq., Securities and Exchange Commission
         Dennis E. O'Reilly, Esq., Conexant Systems, Inc.
         Jasmina Theodore Boulanger, Esq., Conexant Systems, Inc.
         Peter R. Kolyer, Esq., Chadbourne & Parke LLP
















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